SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Broadway Financial Corporation

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

111444-10-5

(CUSIP Number)

Steven A. Sugarman

16845 Von Karman Avenue

Suite #200

Irvine, CA 92606

Copies to:

Gary J. Simon

Hughes Hubbard & Reed, LLP

One Battery Park Plaza

New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111444-10-5	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS Steven A. Sugarman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

As of the date hereof, Mr. Sugarman directly owns no shares of common stock, par value $0.01 per share (“Shares”), of Broadway Financial Corporation (the “Registrant”). However, as a result of wholly-owning Sugarman Enterprises, Inc. (“Enterprises”), which controls TCC Manager, LLC (“Manager”), which controls The Capital Corps, LLC (“Capital”), which wholly owns Commerce Home Mortgage, LLC (“Commerce”), Mr. Sugarman may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Sugarman has an indirect interest in a portion of the same 1,846,154 Shares already reported above by virtue of an indirect ownership in Capital. Pursuant to Rule 13d-4 (“Rule 13d-4”) under the Exchange Act, Mr. Sugarman disclaims all such beneficial ownership except to the extent of his pecuniary interest therein.

[2]

Calculation of percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of May 11, 2020, as stated in the Registrant’s Current Report on Form 10-Q for the fiscal quarter ended March 31, 2020, filed with the Securities and Exchange Commission (the “Form 10-Q”), which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Mr. Sugarman.

CUSIP No. 111444-10-5	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS Sugarman Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[4]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[3]

As of the date hereof, Enterprises directly owns no Shares. However, as a result of being in control of Manager, which controls Capital, which wholly owns Commerce, Enterprises may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Enterprises disclaims all such beneficial ownership except to the extent of its pecuniary interest therein.

[4]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of May 11, 2020, as stated in the Form 10-Q, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Manager.

CUSIP No. 111444-10-5	13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS TCC Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[6]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[5]

As of the date hereof, Manager directly owns no Shares. However, as a result of being in control of Capital, which wholly owns Commerce, Manager may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Manager disclaims all such beneficial ownership. Pursuant to the internal structures of the Reporting Persons, Manager retains express, full and exclusive control over the voting and disposition of the shares owned by Commerce, which control is exercised by and thus shared with Mr. Sugarman and Enterprises.

[6]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of May 11, 2020, as stated in the Form 10-Q, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Manager.

CUSIP No. 111444-10-5	13D	Page 5 of 6

1	NAMES OF REPORTING PERSONS The Capital Corps, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[7]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[7]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[8]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[7]

As of the date hereof, Capital directly owns no Shares. However, as a result of being the wholly-owning direct parent of Commerce, Capital may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Capital disclaims all such beneficial ownership.

[8]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of May 11, 2020, as stated in the Form 10-Q, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Capital.

CUSIP No. 111444-10-5	13D	Page 6 of 6

1	NAMES OF REPORTING PERSONS Commerce Home Mortgage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[9]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[9]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of May 11, 2020, as stated in the Form 10-Q, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Commerce.

Item 1.	Security and Issuer

This statement constitutes Amendment No. 5 to the Schedule 13D, as amended prior hereto, relating to shares of common stock, par value $0.01 per share, of Broadway Financial Corporation (the “Registrant”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Schedule 13D”) to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings described to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On May 28, 2020, The Capital Corps, LLC (“Capital Corps”) delivered a letter (the “Letter”) to the Board of Directors of the Registrant (the “Board”) withdrawing its proposed acquisition offer. The full text of the body of the Letter is set forth below:

“We write on behalf of The Capital Corps, LLC (“The Capital Corps”) and its subsidiary, Commerce Home Mortgage, LLC (“Commerce”), which is your 9.6% shareholder. Based on our review of Broadway’s correspondence, recent public disclosures, and other factors, including as described below, we hereby revoke our offer to purchase Broadway’s outstanding shares at $1.75 per share.

The continuing lack of transparency and lack of candor by Broadway’s board of directors (the “Board”) in addressing our offer to purchase Broadway’s shares and Commerce’s lawful requests for access to books and records under California and Delaware law suggest Broadway suffers serious weaknesses in its financial controls and corporate governance.

As a first step to remedy Broadway’s fiduciary breaches, today Commerce filed a lawsuit in the Superior Court of California for the County of Los Angeles seeking Broadway’s compliance with our lawful demand to inspect the Company’s books and records prior to the occurrence of the 2020 annual meeting. Broadway is indefensibly hiding material information from shareholders and avoid transparency and accountability.

The Company’s cynical claim that it will not honor our inspection rights because it cannot confirm that we are actually shareholders of Broadway should alarm all shareholders.1 Broadway was itself a signatory of the share purchase agreement by which we acquired our 9.6% stake in its voting common shares in May 2019. Moreover, Broadway’s position contradicts the Company’s own public disclosures of our ownership in its Forms 10-K/A on April 29, 2020 and May 19, 2020 and in its subsequent proxy statement, as certified personally by the Company’s Chief Executive Officer and Chief Financial Officer and filed with the Securities and Exchange Commission. These inconsistencies alone raise serious questions about the Company’s candor and the Board’s view of its fiduciary duties to shareholders.

The Board has and continues to engage in a pattern and practice designed to obstruct transparency, thus causing direct harm to shareholders. For example, on April 6, 2020, the Company filed an amendment to its Form 10-K “to correct Exhibit 10.7, Employment Agreement, dated as of March 22, 2017, for [CEO] Wayne-Kent A. Bradshaw.” This amendment included—without any further explanation—a “corrected” version of the CEO’s employment agreement entered into more than three years ago. While the Company did not disclose what corrections were made or why, our review of the newly filed agreement reveals that important changes were made to at least the provisions in Section 6 relating to Mr. Bradshaw’s change-of-control payments.

It is highly unusual to “correct” a three-year-old agreement. Moreover, backdating of documents, including relating to executive compensation, may be a violation of law and securities regulations. One concern is that contrary to the Company’s public disclosure, the agreement was in fact amended after our initial buyout proposal to change provisions that would have subjected Mr. Bradshaw to a 20% excise tax on his outsized2 change-of-control package under Internal Revenue Code Section 409A. At a minimum, the Company’s disclosure of this amendment and the reasons behind it is inadequate and demonstrates material flaws in the Company’s system of financial controls. It is unacceptable that shareholders cannot rely on the accuracy of the CEO’s employment contract on file for three years. In fact, Commerce and other shareholders relied on the accurace of the CEO contract disclosure at the time they determined to acquire their interests in Broadway. We are now concerned that this post-effective reformation of a non-compliant deferred compensation arrangement raises securities and tax concerns that may expose the Company, and all shareholders including Commerce, to significant liability and reduce the value of our holdings.

As an additional example, Commerce has been informed of serious executive misconduct that has been alleged by an employee at Broadway that has not been disclosed to shareholders. This too raises serious issues of contingent liabilities, company disclosures, and “tone at the top.” We will be seeking further information relating to these whistleblower allegations.

It therefore shouldn’t surprise us that Broadway’s Board operates in many ways in contravention of the most basic governance principles of ISS and Glass Lewis and market norms of disclosure. Among other major problems, Broadway hides behind a staggered board, a non-shareholder-approved poison pill that lacks any justification, director elections without a majority vote requirement, and no public disclosure of Risk Factors in its Form 10-K (enabled only by its falling market capitalization).3

Shareholders are owed, and the law requires, transparency by the Board alongside clear and accurate disclosures to allow appropriate decisions relating to their shares. It is therefore no longer prudent for us to engage in purchase discussions with Broadway at this time. In fact we must consider the risks of continuing to hold our shares in Broadway absent full and accurate disclosures by the Company.

While we are forced to pursue our inspection rights through the courts, we reiterate our belief that Broadway owes all shareholders the answers to at least the following questions:

1.	How does Broadway intend to return to profitability?
2.	Are Broadway’s NOLs at risk of being lost?
3.	What is Broadway’s plan to ensure shareholders achieve a present value above $1.75 per share?
4.	Why hasn’t Broadway designated African-American borrowers as a target market for its CDFI certification?
5.	Did Broadway make any loans to any African-American borrowers in 2019?
6.	Did Broadway make any loans to any Hispanic/Latino borrowers in 2019?
7.	Did Broadway make any loans to any low-income borrowers in 2019?
8.

Does Broadway have the liquidity to pay its interest expense at its holding company absent receipt of waivers from the Office of the Comptroller of the Currency from regulations that restrict the payment of dividends that exceed earnings?

9.	Did Broadway’s Board received a fairness opinion relating to the level of change of control payments it has issued to the management team (over 7% of market capitalization) following our LOI?
10.	Does Broadway believe its current level of Allowance for Loan and Lease Losses (ALLL) is sufficient post-COVID?

We request Broadway reasonably delay its 2020 shareholder meeting until we are provided the books and records shareholders have legally requested. Shareholders must be provided with adequate time to evaluate and consider the materials as well as the responses Broadway provides to the questions above. All shareholders deserve full transparency, just as those individuals in Los Angeles’ underserved urban communities deserve the support that Broadway’s mission statement purports to provide.

As major shareholders, we continue to explore the appropriate avenue through which to address the concerns we now have relating to the Board’s faithfulness to its fiduciary duties, the accuracy and completeness of its public disclosures, conflicts of interest, and the control environment at Broadway. We are concerned that Broadway is not fulfilling the mission that our capital is dedicated to financing due to our status as a CDFI, and look forward to better evaluating Broadway’s compliance with its mission as well.

[1]

Your attorney responded to our demand in a letter dated May 15, 2020 claiming “Such rights are only available to stockholders of record. I am informed that neither Commerce Home Mortgage, LLC nor any of the other apparently related persons or entities named in your prior correspondence appear in the Company’s list of stockholders.” Your chairman Virgil Roberts personally endorsed this bad faith argument, emailing to Commerce’s Chairman that this was a “Good letter.”

[2]

Broadway has burdened its shareholders with change of control payments in favor of four senior officers totaling approximately 7% of its book value. These payments were set to expire, but it appears that the Board elected to extend these excess payments following our offer to acquire the Company. The decision to re-commit to such payments may breach director fiduciary duties to the detriment of shareholders given there is no intent by Commerce to retain management upon a change of control.

[3]

We expect Broadway’s counsel will advise us that Risk Factors disclosures are not required by law because Broadway’s market capitalization does not exceed $75 million. Of course, this response would be consistent with the Board’s established approach of avoiding any disclosure they feel they can.”

*        *        *         *

The foregoing does not purport to be or contain a complete description of the Letter, a copy of which is filed as Exhibit 99.1 to this Amendment No. 5 and incorporated herein by this reference.

Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described in the Schedule 13D as hereby amended and as follows. The Reporting Persons are continually reviewing their interest in the Registrant. Depending upon (i) the Registrant’s businesses, assets and prospects and the outcome of discussions with the Board regarding a potential acquisition, (ii) other plans and requirements of the Reporting Persons, (iii) general economic conditions and overall market conditions and the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act, (iv) the price at which shares of Common Stock are available for sale, and (v) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may seek to pursue the potential acquisition with the Registrant or to not pursue the potential acquisition and instead decrease their holdings of Common Stock, and may seek to engage in communications with management or the Board of Directors of the Registrant or with other stockholders of the Registrant concerning the Issuer’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, and either individually or together with others may make additional proposals with respect to the Registrant that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Letter from The Capital Corps, LLC to the Registrant dated May 28, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2020

SUGARMAN ENTERPRISES, INC.

By:	/s/ Steven A. Sugarman
Name:	Steven A. Sugarman
Title:	President

TCC MANAGER, LLC

By: Sugarman Enterprises, Inc., as its Manager

By:	/s/ Steven A. Sugarman
Name:	Steven A. Sugarman
Its:	President

THE CAPITAL CORPS, LLC

By: TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
Name:	Carlos P. Salas
Title:	President

COMMERCE HOME MORTGAGE, LLC

By: The Capital Corps, LLC, as its Manager

By: TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
Name:	Carlos P. Salas
Title:	President

/s/ Steven A. Sugarman
Steven A. Sugarman